This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about July 14, 2005

Item 3.	News Release

July 14, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Upcoming Taranaki Basin Exploration Wells and TSX Venture Exchange Listing

TAG Oil Ltd., announced today that the Company and its partners expect to spud the Supplejack-1 well in PEP 38741 (TAG Oil 20%) on July 22, 2005. O.D.&E. Rig #19 will test two separate Miocene targets for TAG and partners, with approximately 18 days scheduled to drill 2,600 meters total measured depth. Shortly after completion of Supplejack-1, the drilling rig will be moved to PEP 38745 (TAG Oil 16.67%) to drill the Richmond-1 well to a depth of 2,300 meters and then immediately to PEP 38751 (TAG Oil 33.33%) to drill the Konini-1 well to a depth of 2,000 meters.

TAG also announces that its shares will begin trading on the TSX Venture Exchange (“TSXV”) on July 18, 2005 under the trading symbol “TAO”.

Item 5.	Full Description of Material Change

Calgary, Alberta – July 14, 2005 --/PRNewswire/-- TAG Oil Ltd., (OTCBB: TAGOF) announced today that the Company and its partners expect to spud the Supplejack-1 well in PEP 38741 (TAG Oil 20%) on July 22, 2005. O.D.&E. Rig #19 will test two separate Miocene targets for TAG and partners, with approximately 18 days scheduled to drill 2,600 meters total measured depth. Shortly after completion of Supplejack-1, the drilling rig will be moved to PEP 38745 (TAG Oil 16.67%) to drill the Richmond-1 well to a depth of 2,300 meters and then immediately to PEP 38751 (TAG Oil 33.33%) to drill the Konini-1 well to a depth of 2,000 meters.

TAG also announces that its shares will begin trading on the TSX Venture Exchange (“TSXV”) on July 18, 2005 under the trading symbol “TAO”. TAG’s shares will continue to trade on the OTCBB under the symbol “TAGOF”.

TAG Oil President Drew Cadenhead commented, “We’re excited to initiate this drilling phase of our New Zealand strategy. These first three wells are all located within the proven oil-producing fairway in Taranaki, very near under-utilized infrastructure. Considering our potential to create value in New Zealand and our recent approval to list on an internationally recognized stock exchange, our ability to attract capital and create broader awareness during an exciting time for the Company has been enhanced.”

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. The Company first began its involvement in New Zealand in approximately 1996, however in the past four years the Company has grown its acreage position substantially and is recognized as one of New Zealand’s prominent exploration companies.

For additional information please visit our website at www.tagoil.com

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6 .	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 .	Omitted Information

None

Item 8 .	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9 .	Date of Report

July 14, 2005

"Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia